Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

May 27, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 27, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from OceanTech Acquisitions I Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock,
and one Redeemable Warrant

Class A common stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A Common Stock
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts